Exhibit 99.1

ATRenew Inc. Announces Appointment of New Director

SHANGHAI, March 6, 2026 /PRNewswire/ -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a pioneer in technology-driven recycling and trade-in solutions for consumer products in China, today announced that Mr. Yue Teng has been appointed as a new member of the Company’s board of directors (the “Board”) and the compensation committee of the Board, and Ms. Rui Zhu has been appointed as a new member of the nominating and corporate governance committee of the Board, effective immediately, to fill the vacancies arising from the resignation of Mr. Mervin Ye Zhou. Upon the appointment of Mr. Yue Teng, the Board consists of eight members: Mr. Kerry Xuefeng Chen, Mr. Yongliang Wang, Mr. Chen Chen, Mr. Yue Teng, Ms. Shuangxi Wu, Mr. Jingbo Wang, Mr. Guoxing Jiang and Ms. Rui Zhu.

Mr. Yue Teng is a director of Strategic Investment Department of JD.com (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), responsible for overseeing investments in the logistics and industrial property sectors for JD.com and its subsidiaries. Prior to joining JD.com in August 2021, Mr. Teng was an associate in the Real Estate Investment team at Hony Capital and a portfolio manager at Goldstream Investment from May 2018 to August 2021, and a vice president at Amundi Smith Breeden from September 2013 to April 2018. Mr. Teng received his bachelor’s degree in management science in operations research from Fudan University, and his master’s degree in engineering management with a focus on financial engineering from Duke University.

Mr. Kerry Xuefeng Chen, the Company’s Founder, Chairman, and Chief Executive Officer, on behalf of the Board and the management of the Company, said, “We are delighted to welcome Mr. Yue Teng to the Board. We believe Mr. Teng will bring deep strategic insights that will further strengthen our ongoing collaboration with JD.com. His extensive experience across key sectors—combined with his background in business and finance will provide valuable perspectives as we continue to enhance our leadership in technology-driven sustainable consumption offerings. We look forward to his contribution to boosting corporate performance and long-term value creation.”

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. is a pioneer in technology-driven recycling and trade-in solutions for consumer products in China. Since inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, reducing the environmental impact of pre-owned consumer products by facilitating recycling, trade-ins and distribution that prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Powered by proprietary technologies and a scalable platform ecosystem, ATRenew enhances transaction efficiency and pricing transparency for consumers and merchants alike while advancing circular economy standards in China. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew’s strategies; ATRenew’s future business development, financial condition and results of operations; ATRenew’s ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

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